Mail Stop 4561

December 12, 2007

<u>VIA U.S. MAIL AND FAX (562) 493-9352</u>

Robert J. Conway
Chief Executive Officer
DSI Realty Income Fund IX
6700 E. Pacific Coast Hwy
Long Beach, CA 90803

>   **Re: DSI Realty Income Fund IX**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2006**
>   **Filed March 30, 2007**
>   **Form 10-Q for Quarterly Period Ended**
>   **September 30, 2007**
>   **Filed November 14, 2007**
>   **File No. 000-14186**

Dear Mr. Conway:

    We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments**.** In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

General

1.   Please update the Form 10-K cover page and include the appropriate information.

2.   Please provide the required signatures on your certifications and on the form 10-K itself.

Item 2. Properties

3.   Please include 2006 and 2005 disclosure regarding average rent per square foot.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

4.   We note you have omitted the contractual obligations table. Please tell us how you have complied with Item 303(A)(5) of Regulation S-K, or tell us why you believe it was not necessary to include this table.

Item 11. Executive Compensation (Management Remuneration and Transactions)

5.   Please revise to include the disclosure required by Item 402(c) of Regulation S-K, using the tabular presentation prescribed by the rule. Alternatively, please advise us as to why you do not believe it is appropriate to include this information.

Item 12. Security Ownership of Certain Beneficial Owners and Management

6.   Please revise to include the updated disclosure required by Item 403(b) of Regulation S-K, using the tabular presentation prescribed by the rule.

Financial Statements

Report of Independent Registered Public Accounting Firm

7.   We note you include an opinion from your external auditor, which does not appear to be signed by your external auditor. Please amend your filing to include evidence that their opinion is signed.

Certifications

8.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced the word "report" with "annual report" in paragraphs 2, 3 and 4; you have replaced the word "an" with "our" in paragraph 4c; you have replaced the phrase "the audit committee of the registrant's board of directors" with "general partners" in paragraph 5; you have changed the term "control" to "controls" in paragraph 5b; and you have included the certifications at the end of the Form 10-K, instead of as exhibits. Please amend your filing to include certifications that comply with the Exchange Act Rules.

Form 10-Q for the quarterly period ended September 30, 2007

Certifications

9.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have removed the word "adversely" from paragraph 5a. Please revise your certifications in future filings to comply with the Exchange Act Rules.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Staff Attorney, at (202) 551-3402 or Mike McTiernan, Special Counsel, at (202) 551-3852 with any other questions.

Sincerely,

Kevin Woody
Branch Chief